Exhibit 99. (i)(b)

    Amendments to The Savings and Profit Sharing Fund of
               Sears Employees Trust Agreement


RESOLVED, that The Savings and Profit Sharing Fund of Sears Employees Trust Agreement be amended by adding a new Subsection 4.3(g) as follows, and renumbering the current Subsection 4.3(g) as new Subsection (h):

"(g) to move cash between Trust accounts in accordance with instructions electronically transmitted pursuant to a computer system known as Client Initiated Transaction to the extent provided by a written agreement entered into between the Trustee and either the Company or the Investment Committee governing the use of such system; and";

FURTHER RESOLVED, that the word "and" be deleted at the end of Subsection 4.3(f); and

FURTHER RESOLVED, that Alan J. Lacy, Anthony J. Rucci and Michael D. Levin, or any of them acting alone are authorized to sign an instrument with The Northern Trust Company of New York to acknowledge the effect of this amendment, and that the effective date of the amendment shall be the date of the signed instrument between the parties.